POWERSTORM CAPITAL COPR.

2321 Rosecrans Avenue, Suite 4265

El Segundo, CA 90245

April 1, 2013

VIA EDGAR and FEDERAL EXPRESS

Mr. Larry Spirgel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Powerstorm Capital Corp.

Amendment No. 3 to Registration Statement on Form S-l, Filed October 10, 2012

File No. 333-184363

Dear Mr. Spirgel:

We are in receipt of your comment letter dated February 11, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses

Risk Factors, page 3

Our Securities are Registered Securities with Limited Transferability, page 8

1.	Please clarify the statement: “Our common stock has not been registered under the Act, and cannot be sold without registration under the Act or any exemption from registration.” We also note that you do not intend on registering this offering in any state. Therefore, clarify whether there are any additional restrictions on who may purchase securities in this offering.

ANSWER: In response to the Staff’s comment, we have removed the Risk Factor “Our Securities are Registered Securities with Limited Transferability” as we do not believe it applies to our common stock. And have revised the Risk Factor titled “There is No Current Trading Market for our Common Stock, and there is No Assurance of an Established Public Trading Market, Which Would Adversely Affect the Ability of Our Investors To Sell Their Securities in the Public Market.” to read:

“Our common stock is not currently listed or quoted for trading on any national securities exchange or national quotation system. There is no guarantee that any exchange or quotation system will permit our common stock to be listed and traded. If we fail to obtain a listing on a stock exchange, we may seek quotation on the OTC Bulletin Board. FINRA has enacted changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the SEC. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than stock exchanges. The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential stockholders to trade our shares, could depress the trading price of our ordinary shares and could have a long-term adverse impact on our ability to raise capital in the future. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.”

As a point of clarification, we have filed Blue Sky notifications in the states of California, Texas and Utah relating to the securities sold through our June 30, 2012 Regulation D Rule 506 private offering.

We have updated the financial statements to meet the age requirements of Rule 8-08 of Regulation S-X.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Anamaria Pruteanu

Chief Executive Officer